First Opportunity Fund, Inc.

Response to Sub-Item 77Q2

SUB-ITEM 77Q2:  Section 16(a) Beneficial Ownership Reporting Compliance

Based solely on the Fund’s review of Forms 3 and 4 and amendments thereto furnished to the Fund during its most recent fiscal year, and Forms 5 and amendments thereto furnished to the Fund with respect to its most recent fiscal year, the Fund believes that its directors, officers, beneficial owners of more than 10% of the Fund’s common stock, and any other person subject to Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), because of the requirements of Section 30 of the Investment Company Act of 1940, as amended, complied with the filing requirements of Section 16(a) of the Exchange Act during the Fund’s most recent fiscal year, except with respect to the following:

Name of Filer	Form Type	Number of Late Reports	Number of Transactions
Stewart R. Horejsi Trust No. 2	4	1	1
Richard I. Barr	4	1	1